

November 7, 2011

Via Facsimile
Mr. Benjamin Ward
President, Chief Executive Officer, and Director
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
99 Bronte Road, Suite 121
Oakville, Ontario, Canada
L6L 3B7

> **Re:** **Joshua Gold Resources Inc., f/k/a Bio-Carbon Systems International Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 10, 2011**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed September 20, 2011**
> **File No. 0-53809**

Dear Mr. Ward:

We have reviewed your filings and your letter dated September 20, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1.   We note your response to comment 2 from our letter to you dated August 29, 2011, as well as your earlier response to comment 13 from our letter to you dated January 28, 2011. Please be advised that Exchange Act Rules 14a-3 to 14a-15 apply to every solicitation, except as specifically provided in Rule 14a-2. It appears that your consent solicitation did not fall within any of the exceptions to the rule. As such, please revise your information statement by filing a preliminary proxy statement on Schedule 14A. You will need to re-conduct the solicitation.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

2.   We note your response to our comment 4 from our letter to you dated August 29, 2011, and your amended Form 10-K filed September 20, 2011. We are unable to locate an audit report covering the reporting period from Inception (July 19, 2009) through December 31, 2009 and re-issue our prior comment.

Closing Comments

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         You may contact Robert Carroll, Staff Accountant, at (202) 551-3362 or Shannon Buskirk, Staff Accountant at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3611 or me at (202) 551-3611 with any other questions.

                                             Sincerely,

                                             /s/ A.N. Parker

                                             Anne Nguyen Parker
                                             Branch Chief

cc: H. Grady Thrasher, IV